FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒              Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

Athens, 8 April 2013

ANNOUNCEMENT

In agreement with the two banks concerned, the Institutional Authorities have decided that National Bank of Greece and Eurobank will be recapitalized fully and independently of one another. Accordingly, the merger process has been suspended.

The Board of NBG will hold a meeting tomorrow, Tuesday, 9 April 2013, to decide, pursuant to the law, on calling a General Meeting for a share capital increase of National Bank in line with the recapitalization procedures for systemic banks. If the minimum percentage participation by the private sector is not attained, the Hellenic Financial Stability Fund will fully cover the capital increase.

The final decision on the merger of NBG and Eurobank will be made by the HFSF, as per current provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 8th April, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer